VIA EDGAR

July 8, 2024

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares Core Ethereum ETF

Amendment No. 4 to Registration Statement on Form S-1

Filed June 21, 2024

File No. 333-274364

To Whom it May Concern:

On behalf of 21Shares Core Ethereum ETF (“Trust”), submitted herewith via the EDGAR system are the responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to Amendment No. 4 to the Trust’s registration statement on Form S-1 filed on June 21, 2024 (“Registration Statement”). The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Trust’s registration statement in response to the Staff of the SEC’s comments, provided in correspondence dated June 28, 2024, and provide any responses to or any supplemental explanations of such comments, as requested.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement. We will incorporate any changes referenced below into a future amendment to the Registration Statement.

Comment 1: Please disclose in the Prospectus Summary, if true, that the Trust, the Sponsor, and the service providers will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement. Also, we note your disclosure on pages 96 and 97 indicates that there is an exception to the prohibition on loans or pledges, but the similar disclosure on pages 84 and 89 does not indicate this. Please revise throughout for consistency.

Response: The Trust has incorporated this comment and the impacted disclosure will be revised as follows:

The Trust will custody its ether at a regulated third-party custodian, Coinbase Custody Trust Company, LLC (the “Ether Custodian”). The Ether Custodian is chartered as a New York state limited liability trust company that provides custody and trade execution services for digital assets. The Ether Custodian is not Federal Deposit Insurance Corporation (“FDIC”)-insured but carries insurance provided by private insurance carriers. The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement, other than in connection with the Post-Trade Financing Agreement. The Trust will not invest in derivatives. The Sponsor believes that the Shares are designed to provide investors with a cost-effective and convenient way to invest in ether without purchasing, holding and trading ether directly.

Additionally, the section “Custody of the Trust’s Assets” will be revised as follows:

Ether held in the Trust’s account with the Ether Custodian is the property of the Trust. The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets nor will the Trust’s assets serve as collateral for any loan or similar arrangement, other than in connection with the Post-Trade Financing Agreement (as defined below). The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

Additionally, the section “Prime Broker” will be revised as follows:

Other than in connection with the Post-Trade Financing Agreement, (1) the Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets nor will the Trust’s assets serve as collateral for any loan or similar arrangement, other than in connection with the Post-Trade Financing Agreement; and (2) the Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

Comment 2: With respect to the ether supply, you provide market capitalization and market share information as of May 20, 2024, and ether issued and burned information as of May 22, 2024. Please update this information throughout as of June 30, 2024, or the most recent practicable date. Similarly update the Constituent Exchanges comprising the CF Benchmarks Index to the extent more recent information is available.

Response: The Trust has incorporated this comment and the impacted disclosure will be revised as follows:

The value of ether is determined in part by the supply of and demand for, ether in the markets for exchange that have been organized to facilitate the trading of ether. Ether is the second largest cryptocurrency by market capitalization behind bitcoin. As of June 30, 2024, ether had a total market capitalization of approximately $405.1 billion and represented approximately 16.6% of the entire digital asset market. Ether is maintained on the Ethereum network. No single entity owns or operates the Ethereum network. The Ethereum network is accessed through software and governs ether’s creation and movement. The source code for the Ethereum network is open-source, and anyone can contribute to its development.

Additionally, the sections “Limits on ether supply” will be revised as follows:

Ether is the second largest cryptocurrency by market capitalization behind bitcoin. As of June 30, 2024, ether had a total market capitalization of approximately $405.1 billion and represented approximately 16.6% of the entire digital asset market.

The rate at which new ether are issued and put into circulation is expected to vary. The Ethereum network has no formal cap on the total supply of ether. As of the date of this prospectus, the Ethereum network has a total outstanding supply of approximately 120.3M ether. The Ethereum network does, however, feature several mechanisms that, individually and in aggregate, have the effect of limiting the total supply of ether outstanding. These mechanisms are sometimes referred to collectively as the “Ethereum Triple Halving.”

As a result of the Merge, where the Ethereum network moved from a proof-of-work to a proof-of-stake mechanism under Ethereum 2.0, the rate of issuance is greatly reduced. Under proof-of-work, miners expend computational resources to compete to validate transactions and are rewarded coins in proportion to the amount of computational resources expended, which resulted in comparably more new tokens rewarded. By contrast, under proof-of-stake, validators risk or “stake” coins to compete to be randomly selected to validate transactions and are rewarded coins in proportion to the amount of coins staked, which results in comparably fewer new tokens rewarded. Following the Merge, approximately 1,700 ether are issued per day, though the issuance rate varies based on the number of validators on the network. As of June 30, 2024, approximately 2,638 ether were issued in the previous day. The issuance rate varies based on the number of validators on the network and other factors. As of June 30, 2024, approximately 209 ether were burned in the previous day.

Additionally, the section “Ethereum and Ethereum Network” will be revised as follows:

The value of ether is determined in part by the supply of and demand for, ether in the markets for exchange that have been organized to facilitate the trading of ether. Ether is the second largest cryptocurrency by market capitalization behind bitcoin. As of June 30, 2024, ether had a total market capitalization of approximately $405.1 billion and represented approximately 16.6% of the entire digital asset market. Ether is maintained on the Ethereum network. No single entity owns or operates the Ethereum network. The Ethereum network is accessed through software and governs ether’s creation and movement. The source code for the Ethereum network is open-source, and anyone can contribute to its development. The Ethereum network is governed by a set of rules that are commonly referred to as the “Ethereum protocol”.

Additionally, the section “Use of the CME CF Ether-Dollar Reference Rate — New York Variant” will be revised as follows:

As of June 30, 2024, the Constituent Exchanges included in the CF Benchmarks Index that is utilized by the Trust are Coinbase, Bitstamp, itBit, Kraken, Gemini, and LMAX Digital.

Coinbase: A U.S.-based exchange registered as an MSB with FinCEN and licensed as a virtual currency business under the NYDFS BitLicense as well as a money transmitter in various U.S. states.

Bitstamp: A U.K.-based exchange registered as an MSB with FinCEN and licensed as a virtual currency business under the NYDFS BitLicense as well as money transmitter in various U.S. states.

Itbit: A U.S.-based exchange that is chartered by the NYDFS as a limited purpose trust company. It is also registered with FinCEN as an MSB and is licensed as a money transmitter in various U.S. states.

Kraken: A U.S.-based exchange that is registered as an MSB with FinCEN in various U.S. states. Kraken is registered with the FCA and is authorized by the Central Bank of Ireland as a Virtual Asset Service Provider (“VASP”). Kraken also holds a variety of other licenses and regulatory approvals, including those from the Japan Financial Services Agency (“JFSA”) and the Canadian Securities Administrators (“CSA”).

Gemini: A U.S.-based exchange that is chartered by the NYDFS as a limited purpose trust company. It is also registered with FinCEN as an MSB and has money transmitter licenses (or the statutory equivalent) in various U.S. states, an E-Money License from the Financial Conduct Authority in the U.K., and an E-Money License from the Central Bank of Ireland.

LMAX Digital: A Gibraltar based exchange regulated by the Gibraltar Financial Services Commission (“GFSC”) as a DLT provider for execution and custody services. LMAX Digital does not hold a BitLicense and is part of LMAX Group, a U.K-based operator of a FCA regulated Multilateral Trading Facility and Broker-Dealer.

An oversight function is implemented by the Index Provider in seeking to ensure that the Index is administered through the Index Provider’s codified policies for Index integrity. The Index is administered through the Index Provider’s codified policies for Index integrity, including a conflicts of interest policy, a control framework, an accountability framework, and an input data policy. It is also subject to the UK BMR regulations, compliance with which regulations has been subject to a Limited Assurance Audit under the ISAE 3000 standard as of September 12, 2022, which is publicly available.

The Index is subject to oversight by the CME CF Oversight Committee. The CME CF Oversight Committee shall be comprised of at least five members, including at least: (i) two who are representatives of CME (“CME Members”); (ii) one who is a representative of CF (“CF Member”); and (iii) two who bring expertise and industry knowledge relating to benchmark determination, issuance and operations. The CME CF Oversight Committee meets no less frequently than quarterly. The CME CF Oversight Committee’s Founding Charter and quarterly meeting minutes are publicly available.

The Constituent Exchanges for the Index were updated on May 3, 2022, when LMAX Digital was added to the Index following review by the Oversight Committee and a determination that LMAX Digital was in conformance with the eligibility criteria for Constituent Exchanges.

Comment 3:  We note the use of the term “unregulated” when referring to certain spot markets and digital asset exchanges. Please revise to qualify your use of this term by clarifying that such markets and exchanges may be subject to regulation in a relevant jurisdiction but may not be complying. Similarly revise the second to last bullet point of the summary of risks associated with Ether and the Ethereum network on page 11.

Response: The Trust has incorporated this comment and the impacted disclosure will be revised as follows:

●	Ether exchanges on which ether trades are relatively new and, in some cases, may be subject to but not comply with their relevant jurisdiction’s regulations, and, therefore, may be more exposed to fraud and security breaches than established, regulated exchanges for other financial assets or instruments, which could have a negative impact on the performance of the Trust.

Additionally, the section “Spot markets on which ether trades are relatively new and largely unregulated” will be revised as follows:

Digital asset markets, including spot markets for ether, are growing rapidly. The spot markets through which ether and other digital assets trade are new and, in some cases, may be subject to but not comply with their relevant jurisdiction’s regulations. These markets are local, national and international and include a broadening range of digital assets and participants. Significant trading may occur on systems and platforms with minimum predictability. Spot markets may impose daily, weekly, monthly or customer-specific transaction or withdrawal limits or suspend withdrawals entirely, rendering the exchange of ether for fiat currency difficult or impossible. Participation in spot markets requires users to take on credit risk by transferring ether from a personal account to a third party’s account.

Comment 4: Please remove the first three sentences of the second paragraph on page 54 as this disclosure lacks the appropriate context for the referenced statements.

Response: The Trust has incorporated this comment and this disclosure will be removed.

Comment 5: Refer to your response to prior comment 10. Please disclose the substance of your response in a separately captioned subsection within the Ether, Ether Markets and Regulation of Ether section.

Response: The Trust has incorporated this comment and the following disclosure will be added:

Limits on Ether Supply

Ether is the second largest cryptocurrency by market capitalization behind bitcoin. As of June 30, 2024, ether had a total market capitalization of approximately $405.1 billion and represented approximately 16.6% of the entire digital asset market.

The rate at which new ether are issued and put into circulation is expected to vary. The Ethereum network has no formal cap on the total supply of ether. As of the date of this prospectus, the Ethereum network has a total outstanding supply of approximately 120.3M ether. The Ethereum network does, however, feature several mechanisms that, individually and in aggregate, have the effect of limiting the total supply of ether outstanding. These mechanisms are sometimes referred to collectively as the “Ethereum Triple Halving.”

As a result of the Merge, where the Ethereum network moved from a proof-of-work to a proof-of-stake mechanism under Ethereum 2.0, the rate of issuance is greatly reduced. Under proof-of-work, miners expend computational resources to compete to validate transactions and are rewarded coins in proportion to the amount of computational resources expended, which resulted in comparably more new tokens rewarded. By contrast, under proof-of-stake, validators risk or “stake” coins to compete to be randomly selected to validate transactions and are rewarded coins in proportion to the amount of coins staked, which results in comparably fewer new tokens rewarded. Following the Merge, approximately 1,700 ether are issued per day, though the issuance rate varies based on the number of validators on the network. As of June 30, 2024, approximately 2,512 ether were issued in the previous day. The issuance rate varies based on the number of validators on the network and other factors. As of June 30, 2024, approximately 210 ether were burned in the previous day.

The change from proof-of-work to proof-of-stake also limits the total supply of ether in circulation by effectively locking staked, certain period of time, making it temporarily unavailable for trading or selling.

Additionally, the supply of ether is limited as a result of the deflationary gas fee burning mechanism introduced by EIP 1559 in August 2021 to reform the Ethereum gas fee market. EIP 1559 split of fees into two components: the base fee (calculated depending on the network activity involved) and the tip. When ether is used to pay the base fee, it is removed from circulation, or “burnt,” and the tip is paid to validators. As a result of this fee burning mechanism, the overall supply of ether decreases as more ether are destroyed through the fee burn. Since the fee burning depends on the network activity, the more the transactions on the Ethereum network, the more ether is burned and the lower the issuance. This also has the effect of reducing the incentives for validators to validate transactions with higher gas fees, since those validators would only receive the tip and not base fees. On occasion, the ether supply has been deflationary over a 24 hour period as a result of the burn mechanism.

Modifications to the Ethereum Protocol

The Ethereum network operates using open-source protocols, meaning that any user can become a node by downloading the Ethereum Client and participating in the Ethereum network, and no permission of a central authority or body is needed to do so. In addition, anyone can propose a modification to the Ethereum network's source code and then propose that the Ethereum network community support the modification. These proposed modifications to the Ethereum network's source code, if adopted, can lead to forks (referred to as “planned forksˮ because they take place through a formal process).

In the case of planned forks, the core developers, including those associated with or funded by the Ethereum Foundation, are able to access and alter the Ethereum network source code and, as a result, they are typically responsible for proposing quasi-official or widely publicized releases of updates and other changes to the Ethereum network’s source code called EIPs. Any user can propose an idea for modifying the Ethereum network's source code, and the core developers are responsible for merging the proposed idea into the EIP repository on GitHub, where it formally becomes an EIP. However, the release of proposed updates to the Ethereum network’s source code by core developers does not guarantee that the updates will be automatically adopted. The developers of each Ethereum Client must agree to implement the EIP's changes to the Ethereum network in the source code for their respective client software, nodes must accept the changes made available by the developers of the Ethereum Client software they use by choosing to individually download the modified Ethereum Client software, and ultimately a critical mass of validators and users - such as dApp and smart contract developers, as well as end users of dApps and smart contracts, and anyone else who transacts on the Ethereum blockchain or Ethereum network - must support the shift, or the upgrades will lack adoption.

Typically in the case of a planned fork, once the EIPs are formally introduced by being merged into the EIP repository on GitHub, a robust debate within the Ethereum community as to the advisability of the proposed change ordinarily follows. Assuming the core developers at the protocol level and the developers of individual Ethereum Clients reach a broad consensus among themselves in favor of introducing the change into the respective source code they are responsible for developing and maintaining, the source code modification will be introduced and made available to download. A modification of the Ethereum network’s source code is only effective with respect to the Ethereum nodes that download it and modify their Ethereum Clients accordingly, and in practice such decisions are heavily influenced by the preferences of validators and users. Typically, after a modification is introduced and if a sufficiently broad critical mass of users and validators support the modification and nodes download the modification into their individual Ethereum Clients, the change is implemented and the Ethereum network continues to operate uninterrupted, assuming there are no software issues (e.g., bugs, outages, etc). However, if less than a sufficiently broad critical mass (in practice, amounting to a substantial majority) of users and validators support the proposed modification and nodes refuse to download the modification to their Ethereum Clients, and the modification is not backwards compatible with the Ethereum blockchain or network or the Ethereum Clients of nodes prior to their modification, the consequence would be what is known as a “hard fork” of the Ethereum network, with one group of nodes running the pre-modified software, with users and validators continuing to use the pre-modified software, while the other group would adopt and run the modified software. See “Risk Factors—A temporary or permanent “fork” could adversely affect the value of the Shares”

For example, in 2019 the Ethereum network completed a network upgrade called Metropolis that was designed to enhance the usability of the Ethereum network and was introduced in two stages. The first stage, called Byzantium, was implemented in October 2017. The purpose of Byzantium was to increase the network’s privacy, security, and scalability and reduce the block reward for validators (at that time, validators on the proof-of-work consensus version of Ethereum were known as “miners”) who created new blocks in proof-of-work consensus from 5.0 ether to 3.0 ether. The second stage, called Constantinople, was implemented in February 2019, along with another upgrade, called St. Petersburg. Another network upgrade, called Istanbul, was implemented in December 2019. The purpose of Istanbul was to make the network more resistant to denial-of-service attacks, enable greater ether and Zcash interoperability as well as other Equihash-based proof-of-work digital assets, and to increase the scalability and performance for solutions on zero-knowledge privacy technology like SNARKs and STARKs. The purpose of these upgrades was to prepare the Ethereum network for the introduction of a proof-of-stake algorithm and reduce the block reward from 3.0 ether to 2.0 ether.

In the second half of 2020, the Ethereum network began the first of several stages of an upgrade culminating in the Merge. The Merge amended the Ethereum network’s consensus mechanism to include proof-of-stake, and was intended to address the perceived shortcomings of the proof-of-work consensus mechanism in terms of labor intensity and duplicative computational effort expended by validators (known under proof-of-work as miners) who did not win the race, under proof of work, to be the first in time to solve the cryptographic puzzle that would allow them to be the only validator permitted to validate the block and receive the resulting block reward (which was only given to the first validator to successfully solve the puzzle and hash a given block, and not to others).

Following the Merge, core development of the Ethereum source code has increasingly focused on modifications of the Ethereum protocol to increase speed, throughput and scalability and also improve existing or next generation uses. Future upgrades to the Ethereum protocol and Ethereum blockchain to address scaling issues – such as network congestion, slow throughput and periods of high transaction fees owing to spikes in network demand – have been discussed by network participants, such as sharding. The purpose of sharding, which has been discussed for years, is to increase scalability of the Layer 1 Ethereum network by splitting the blockchain into subsections, called shards, and dividing validation responsibility so that a defined subset of validators would be responsible for each shard, rather than all validators being responsible for the entire blockchain, allowing for parallel processing and validation of transactions. However, there appears to be uncertainty and a lack of existing widespread consensus among network participants about how to solve the scaling challenges faced by the Ethereum network.

The rapid development of other competing scalability solutions, such as those which would rely on handling the bulk of computational work relating to transactions or smart contracts and decentralized applications (“DApps”) outside of the main Ethereum network and Ethereum blockchain, has caused alternatives to sharding to emerge. “Layer 2” is a Collective term for solutions which are designed to help increase throughput and reduce transaction fees by handling or validating transactions off the main Ethereum network (known as “Layer 1”) and then attempting to take advantage of the perceived security and integrity advantages of the Layer 1 Ethereum network by uploading the transactions validated on the Layer 2 protocol back to the Layer 1 Ethereum network. The details of how this is done vary significantly between different Layer 2 technologies and implementations. For example, “rollups” perform transaction execution outside the Layer 1 Ethereum network and then post the data, typically in batches, back to the Layer 1 Ethereum network where consensus is reached. “Zero knowledge rollups” are generally designed to run the computation needed to validate the transactions off-chain, on the Layer 2 protocol, and submit a proof of validity of a batch of transactions (not the entire transactions themselves) that is recorded on the Layer 1 Ethereum network. By contrast, “optimistic rollups” assume transactions are valid by default and only run computation, via a fraud proof, in the event of a challenge. Other proposed Layer 2 scaling solutions include, among others, “state channels”, which are designed to allow participants to run a large number of transactions on the Layer 2 side channel protocol and only submit two transactions to the main Layer 1 Ethereum network (the transaction opening the state channel, and the transaction closing the channel), “side chains”, in which an entire Layer 2 blockchain network with similar capabilities to the existing Layer 1 Ethereum network runs in parallel with the existing Layer 1 Ethereum network and allows smart contracts and dApps to run on the Layer 2 side chain without burdening the main Layer 1 network, and others. To date, the Ethereum network community has not coalesced overwhelmingly around any particular Layer 2 solution, though this could change.

Apart from solutions designed to address scalability challenges, there have been other upgrades as well. In 2021, the Ethereum network implemented the EIP-1559 upgrade. EIP-1559 changed the methodology used to calculate the fees paid to validators. EIP 1559 resulted in the splitting of fees into two components: a base fee and tip. Ether used to pay the base fee is as a result of EIP 1559 removed from circulation, or “burnt,” and the tip is paid to validators. EIP-1559 has reduced the total net issuance of ether fees to validators. Future updates may impact the supply of or demand for ether or its price.

On March 13, 2024, the Ethereum network underwent a planned fork called “Dencunˮ implementing a series of EIPs. EIP 4844, which some commentators perceive to be the most significant EIP within the Dencun series, is intended to improve the economics of Layer 2s by reducing transaction fees for Layer 2s who batch transactions executed on the Layer 2s and upload them as a batch (or as a single proof) onto the main Layer 1 Ethereum network. Among other objectives, the Dencun software upgrade was designed to provide Layer 2 scaling solutions a designated storage space on the Layer 1 Ethereum network, called Binary Large Objects (“blobsˮ), which attach large data chunks to transactions on the Layer 1 Ethereum network and are recorded on its blockchain. The data in blobs become inaccessible on the Layer 1 Ethereum network after a temporary period of time (18 days), unlike the previous method of storing batched data from Layer 2s on the Layer 1 Ethereum network, which was stored permanently. The cost of accessing the temporary storage in blobs is expected by proponents of the Dencun upgrade to be substantially lower than the cost of storing the data on the Ethereum Layer 1 network permanently, making Layer 2s more cost-efficient to operate and, some commentators hope, making them more attractive as a scaling solution. For more information, see “Risk Factors—A temporary or permanent “fork” could adversely affect the value of the Shares.”

The Trust’s activities will not directly relate to scalability or upgrade projects, though such projects may potentially increase demand for ether and the utility of the Ethereum network as a whole. Conversely, if they are unsuccessful or they cause users or application or smart contract developers to migrate away from the Ethereum blockchain, demand for ether could potentially be reduced. Also, projects that operate and are built within the Layer 1 Ethereum blockchain and network may increase the data flow on the Ethereum network and could either “bloat” the size of the Ethereum blockchain or slow confirmation times.

Comment 6: Refer to your response to prior comment 6. Regarding any agreements to engage additional Ether Counterparties, please disclose whether and to what extent you expect that an Ether Counterparty will be contractually obligated to participate in cash orders for creations or redemptions.

Response: The Trust has incorporated this comment and the impacted disclosure will be revised as follows:

The Ether Counterparty is a designated third party with whom the Sponsor has entered into an agreement on behalf of the Trust that will deliver, receive or convert to U.S. dollars the ether related to the Authorized Participant’s creation or redemption order. The Trust will create Shares by receiving ether from an Ether Counterparty that is not the Authorized Participant, and the Trust — not the Authorized Participant — is responsible for selecting the Ether Counterparty to deliver the ether. Further, the Ether Counterparty will not be acting as an agent of the Authorized Participant with respect to the delivery of the ether to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the ether to the Trust. The Ether Counterparty is not contractually obligated to participate in cash orders for creations or redemptions. The Ether Counterparty reserves the right to refuse or to cancel any pending creation or redemption order at any time before the Sponsor places a purchase order.

Additionally, the section “The Trust’s Investment Objective” will be revised as follows:

The Ether Counterparty is a designated third party with whom the Sponsor has entered into an agreement on behalf of the Trust that will deliver, receive or convert to U.S. dollars the ether related to the Authorized Participant’s creation or redemption order. The Trust will create Shares by receiving ether from an Ether Counterparty that is not the Authorized Participant, and the Trust — not the Authorized Participant — is responsible for selecting the Ether Counterparty to deliver the ether. Further, the Ether Counterparty will not be acting as an agent of the Authorized Participant with respect to the delivery of the ether to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the ether to the Trust. The Ether Counterparty is not contractually obligated to participate in cash orders for creations. The Ether Counterparty reserves the right to refuse or to cancel any pending creation order at any time before the Sponsor places a purchase order.

The Trust will redeem Shares by delivering ether to an Ether Counterparty that is not the Authorized Participant and the Trust––not the Authorized Participant––is responsible for selecting the Ether Counterparty to receive the ether. Further, the Ether Counterparty will not be acting as an agent of the Authorized Participant with respect to the receipt of the ether from the Trust. The Ether Counterparty is not contractually obligated to participate in cash orders for redemptions. The Ether Counterparty reserves the right to refuse or to cancel any pending redemption order at any time before the Sponsor places a purchase order.

Additionally, the section “Creation and Redemption of Shares” will be revised as follows:

The Ether Counterparty is a designated third party with whom the Sponsor has entered into an agreement on behalf of the Trust that will deliver, receive or convert to U.S. dollars the ether related to the Authorized Participant’s creation or redemption order. The Trust will create Shares by receiving ether from an Ether Counterparty that is not the Authorized Participant, and the Trust — not the Authorized Participant — is responsible for selecting the Ether Counterparty to deliver the ether. Further, the Ether Counterparty will not be acting as an agent of the Authorized Participant with respect to the delivery of the ether to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the ether to the Trust. The Ether Counterparty is not contractually obligated to participate in cash orders for creations. The Ether Counterparty reserves the right to refuse or to cancel any pending creation order at any time before the Sponsor places a purchase order.

The Trust will redeem Shares by delivering ether to an Ether Counterparty that is not the Authorized Participant and the Trust––not the Authorized Participant––is responsible for selecting the Ether Counterparty to receive the ether. Further, the Ether Counterparty will not be acting as an agent of the Authorized Participant with respect to the receipt of the ether from the Trust. The Ether Counterparty is not contractually obligated to participate in cash orders for redemptions. The Ether Counterparty reserves the right to refuse or to cancel any pending redemption order at any time before the Sponsor places a purchase order.

***

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP